Exhibit 99.1

iClick Interactive Announces Early Convertible Bond Conversion by Key Investors

This early conversion will not only help enhance iClick’s balance sheet with a decreased debt level but also better align investors’ interests

Hong Kong, February 18, 2020 -- iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), an independent online marketing and enterprise data solutions provider in China, today announced that Marine Central Limited and Tech Famous Limited have voluntarily elected to convert an aggregate of $30 million, which is the entire outstanding principal amount of the convertible bonds the Company issued to them on November 11, 2019 and December 12, 2019, respectively (collectively, the “Notes”), into Class A ordinary shares, par value US$0.001 per share, of the Company at a price of US$7.8 per share, which is at an approximately 7% premium to the 14-day VWAP of the Company’s American Depositary Shares, each representing one-half of a Class A ordinary share of the Company, as of February 14, 2020.

“This early conversion sends a clear signal to the market that our important investors have the utmost confidence in our ability to execute and unlock shareholder value, would like to support our development, and believe the stock is currently underpriced.  This transaction will also serve to substantially reduce the debt on our balance sheet, availing capital to promote the growth of our core business, as well as various new corporate development initiatives,” said Jian “T.J.” Tang, iClick’s Chief Executive Officer and Co-Founder.

The Notes originally bore interest at the rate of 5.0% per annum and were convertible at the option of the holder into the Company’s ADSs, each representing one-half of a Class A ordinary share of the Company. The Notes were also callable at the option of the Company upon payment of the applicable redemption price.

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ: ICLK) is an independent online marketing and enterprise data solutions provider that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, iClick’s proprietary platform possesses omni-channel marketing capabilities and fulfils various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick was established in 2009 and is currently operating in ten locations worldwide including Asia and Europe.

For more information, please visit ir.i-click.com.

Safe Harbor Statement

This announcement contains forward-looking statements, including those related to the Company’s business strategies, operations and financial performance. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s fluctuations in growth; its success in implementing its mobile and new retail strategies, including extending its solutions beyond its core online marketing business; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favorable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; fluctuations in foreign exchange rates; and general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Lisa Li	John Marco
Phone: +86-21-3230-3931 #892	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: johnm@coreir.com